Exhibit 3

Names and addresses of the Underwriters of the Republic’s 5.875% Note due 2008

Republic of Italy
Underwriters’ Addresses in relation to the Republic’s A$1,000,000,000
5.875% Global Note due August 14, 2008

Commonwealth Bank of Australia	Level 4 120 Pitt Street Sydney NSW 2000 Australia

Deutsche Bank AG, Sydney Branch	Level 18 Grosvenor Place 225 George Street Sydney 2000 Australia

Deutsche Bank AG London	Winchester House 1 Great Winchester Street London EC2N 2DB England

National Australia Bank Limited	Level 18 255 George Street Sydney NSW 2000 New South Wales Australia

The Toronto-Dominion Bank	Level 24 9 Castlereagh Street Sydney NSW 2000 Australia

UBS AG, Australia Branch	Level 25 Governor Phillip Tower 1 Farrer Place Sydney NSW 2000 Australia

UBS Limited	1 Finsbury Avenue London EC2M 2PP England

Westpac Banking Corporation	Level 5 255 Elizabeth Street Sydney NSW 2000 Australia